July 21, 2009

Via EDGAR and Overnight Delivery

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 4561

Washington, DC 20549

Re:	Spark Networks, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 26, 2009
File No. 001-32750

Dear Mr. Krikorian:

We hereby transmit for filing pursuant to Rule 101 of Regulation S-T, Amendment No. 1 on Form 10-K/A (“Amendment No. 1”) to the Annual Report on Form 10-K that was originally filed on March 26, 2009 (“Form 10-K”) by Spark Networks, Inc., a Delaware corporation (the “Company”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 1, in clean and marked versions to show changes from the Form 10-K.

Based upon the Staff’s review of the Form 10-K, the Commission issued a comment letter dated July 7, 2009. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

WWW.SPARK.NET	BEVERLY HILLS	PROVO	ISRAEL	NEW YORK
Spark Networks, Inc.	8383 Wilshire Blvd.,	5252 Edgewood Dr.	1 Sapir St.	122 W. 27th St.
	Suite 800	Suite 225	Hertzelia Pituach	12th Floor
	Beverly Hills, CA 90211	Provo, UT 84604	Israel, 46733	New York, NY 10001
	Tel: 323 658 3000	Tel: 801 377 6411	Tel: 09 970 1700	Tel: 646 435 8264
	Fax: 323 658 3001	Fax: 801 377 6332	Fax: 09 951 0726	Fax: 646 365 7938

Form 10-K for the Year Ended December 31, 2008

Part I

Item 1. Business

General

1.	Comment: We note your risk factor on page 19 regarding the effects of cancelling subscribers and the enrollment of new paying subscribers on the growth and profitability of your business. Please provide quantitative data concerning the percentage of your members with paying subscriptions that renewed or cancelled their subscriptions during the past two years as well as the percentage of your members without paying subscriptions that purchased subscriptions for the same period. Also, please explain the extent to which fluctuations in your revenues were attributable to changes in cancellation rates or conversion rates.

Response: The Company believes that the requested information is not material to an evaluation of the Company and that the risk factor is more appropriately described with reference to the number of average paying subscribers. The number of average paying subscribers is a key metric used by the Company in management of its operations and disclosed in the Company’s Form 10-K as well as its Quarterly Reports on Form 10-Q. In Item 7 of the Company’s Form 10-K (the MD&A), the Company provides statistical information by segment for the past three years regarding its average paying subscribers. Since subscribers contribute to the Company’s revenue, the Company believes that this information provides insight about the Company’s growing or decreasing number of subscribers and the resulting changes in the Company’s revenue. In light of the above, the Company has revised the risk factor in Amendment No. 1.

PROPOSED NEW RISK FACTOR:

We need to maintain or increase our number of average paying subscribers to maintain or increase our current level of revenue.

The majority of our revenue is generated by internet users that pay us a subscription fee. One of our key performance metrics focuses on the average number of paying subscribers in a given period. The number of monthly average paying subscribers is calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in the period. Internet users, in general, and users of online personals services specifically, freely navigate and use the services offered by a variety of Web sites. We cannot assure you that our monthly average subscriber numbers will remain at consistent levels, and they may decrease in the future, thus decreasing our revenue. In 2008, average paying subscribers decreased 12% and revenue also dropped 12% compared to 2007. If we do not constantly attract new paying subscribers at a faster rate than subscription terminations, our average paying subscribers will decrease and we will not be able to maintain or increase our current level of revenue.

Business Strategy, page 7

2.	Comment: You state that you intend to offer your members and subscribers a “value proposition” for your offline events offerings that is “unique in the online dating world.” In your response, please clarify what is meant by “value proposition” and why you believe such “value proposition” to be “unique in the online dating world.

Response: By “value proposition,” we mean the value of the service offered by the Company which combines offline and online components. We believe the offering of offline events by an online dating service is unique. To our knowledge, our competitors do not offer similar offline services. The Company has revised Amendment No. 1 to explain this further.

PROPOSED REVISION:

Expand offline presence. We intend to expand upon our offline events offerings, providing a valuable integrated service to our online members and subscribers that we believe is unique to the online dating market.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 39

3.	Comment: We believe the non-GAAP operating statement columnar format appearing on page 39 of your Form 10-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under another comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e) of Regulation S-K.

Response: The Company has revised Amendment No. 1 to remove the columnar presentation and include the following format instead:

	2008	2007
Net income	$4,788	$8,978
Interest expense (income)	152	(751)
Income taxes	4,425	(4,434)
Depreciation	867	1,684
Impairments	1,354	1,894
Amortization of intangible assets	787	1,356
Scheme of arrangements	—	1,897
Non-cash currency translation adjustments	(41)	(204)
Stock-based compensation	3,868	5,321

Adjusted EBITDA (1)	$16,200	$15,741

(1) Please see the Company’s response to Comment 5 below for a discussion of Note 1.

4.	Comment: Further, the term “Pro Forma” has a specific meaning under Article 11 of Regulation S-X that does not appear to be consistent with your current presentation. Please remove that presentation or explain why you believe the label should be retained.

Response: The Company has revised Amendment No. 1 to remove the term “Pro Forma.” See the table in the Company’s response to Comment 3 above for revised presentation.

5.	Comment: Refer to note 1 on page 39 in which you state that “traditionally investors and analysts using financial information discount GAAP operating result to provide a better picture of the cash generating potential of a company.” This statement implies that your intent is to present a non-GAAP measure of liquidity, rather than a non-GAAP measure of performance, that is, net income. Please explain why you have not also reconciled this measure to the most comparable GAAP liquidity measure.

Response: The Company has modified the statement in Amendment No. 1 to address the earnings performance of the Company as follows:

(1)	The Company reports Adjusted EBITDA as a supplemental measure to generally accepted accounting principles (“GAAP”). This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from on-going operations and excludes the impact of: (i) non-cash items such as stock-based compensation, asset impairments, non-cash currency translation adjustments related to an inter-company loan and (ii) one- time items that have not occurred in the past two years and are not expected to recur in the next two years, such as the Scheme of Arrangement. Adjusted EBITDA should not be construed as a substitute for net income (loss) (as determined in accordance with GAAP) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by GAAP.

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation, impairment of long-lived assets, non-cash currency translation adjustments for inter-company loans and Scheme of Arrangement costs.

6.	Comment: Similarly, refer to note 2 on page 40 in which you state that the non-GAAP measure Adjusted EBITDA serves as both a liquidity and performance measure. Please clarify whether this measure is used for both purposes and how you determined that a reconciliation to net income, a performance measure, satisfies the requirements for reconciliation to the most comparable GAAP measure.

Response: The Company has eliminated note 2 on page 40 in Amendment No. 1 as indicated in the response to Comment 5 above.

Results of Operations

Direct Marketing Expenses, page 40

7.	Comment: We note management’s decision to improve marketing efficiencies during 2008 and the effect such decision had on the number of average paying subscribers in your General Market Networks segment and your direct marketing expenses. We further note your disclosure on page 40 that such improvements to marketing efficiencies consisted of acquiring “subscribers at more acceptable returns on investment” and “a shift to more efficient online marketing programs from less efficient offline marketing channels.” In future filings, please provide a more detailed description of changes in your marketing strategy that result in material year-to-year line item changes. In addition, please be sure to quantify such changes when possible. As an example, we note your decrease in use of offline marketing channels. See Item 303(a)(3)(ii) of Regulation S-K.

Response: The Company notes the Staff’s comment and in future filings the Company will provide a more detailed description of changes in its marketing strategy that result in material year-to-year line item changes and, when possible, will quantify such changes.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page F-4

8.

Comment: With regard to your presentation of “contribution” on the face of the statements of operations, please tell us whether this amount is meant to depict gross margin and whether “direct marketing expenses” are equivalent to “costs and expenses applicable to sales and revenues” as defined by Rule 5-03(b)(2) of Regulation S-X. That is, it appears from disclosures elsewhere in your filing that this amount represents only the variable costs of revenue, or traffic acquisition costs, rather than all costs of generating revenue, as contemplated by Rule 5-03(b)(2). For example, it is unclear why costs of customer service and technical operations would not be considered part of costs of sales. Please explain.

Response: Contribution as presented in the Consolidated Statements of Income is representative of gross margin, and direct marketing expenses, represent the direct “online” and “offline” advertising costs associated with acquiring customers. We incur additional costs, as described in note 1 of the notes to Consolidated Financial Statements, in order to provide services to our millions of non-paying members and our approximately 200,000 paying subscriber base. For example, customer service costs are primarily payroll expense associated with supporting our non-paying members and our paying subscribers. Additionally, our technology costs, representing the labor and data communication expenses dedicated to delivering our online services, are provided to both our non-paying members and paying subscribers. Our technical operations support the non-paying member and paying subscriber user experience; however, our technical operations do not directly contribute to the sale of a subscription. Our customer service team dedicates an immaterial amount of time to the direct sale of subscriptions and focuses the majority of its time on assisting our non-paying members and paying subscribers with website related questions, dating questions and credit card billing issues. In addition, based upon our significantly larger number of non-paying members compared to paying subscribers, the majority of customer service and technical operations expense is associated with our non-paying, non-revenue generating members.

9.	Comment: We note that you have included a table that summarized the stock-based compensation by caption and includes a total stock-based compensation expense. Explain why you believe that showing a total stock-based compensation expense amount is appropriate and consistent with SAB Topic 14(F).

Response: We disclosed the total as a summation of what was represented in the table. We do not believe that it is misleading to readers and should in no way change a reasonable person’s investment decisions . We propose in future filings to modify this disclosure to eliminate the total.

Notes to Consolidated Financial Statements

Note 2 – Income Taxes, pages F-16 – F-19

10.	Comment: Please provide a summary of activity within the valuation allowance account for all periods presented. Explain the reasons for all significant changes in the valuation allowance. Clarify what impact, if any, the July 2007 Scheme of Arrangement had on your accounting for income taxes.

Response: The majority of the required information to the comment was disclosed in note 2 of the Consolidated Financial Statements as filed on the Company’s 2007 Form 10-K. We did not repeat the disclosure in 2008 because the valuation activity in 2008 was not quantitatively or qualitatively material. For clarity, below is a table and a reiteration of the information from 2007:

Valuation Allowance activity summary	$(000s)

2006 Ending Valuation Allowance	20,683

2007 Activity:
2007 release to reduce tax expense	(11,543)
2007 adjustment related to FAS123R excess tax benefits and corresponding decrease in DTA (see explanation below)	(8,568)
2007 ending Valuation Allowance	572

2008 activity:
2008 decrease in Valuation Allowance to reduce tax expense	(2)
2008 ending Valuation Allowance balance	$570

A valuation allowance of approximately $20.7 million had been established against the Company’s deferred tax assets at December 31, 2006. As of December 31, 2007, the Company believed it was more likely than not to realize the majority of its deferred tax assets through expected future taxable profits, and released a significant portion of its valuation allowance, of which approximately $11.5 million was recognized as an income tax benefit.

The valuation reserve also decreased by approximately $8.6 million, primarily as a result of a decrease to the deferred tax asset related to excess tax benefits associated with the exercise of stock options from periods prior to 2007.

In 2007, consistent with the adoption of SFAS No. 123(R), the Company began recognizing realized excess tax benefits associated with the exercise of stock options directly to stockholders’ equity. Accordingly, deferred tax assets are not recognized from realized excess tax benefits generated from the exercise of stock options. Prior to 2007, the Company had presented such excess tax benefits as a component of its deferred tax assets, with a corresponding valuation allowance of $8.6 million. As of December 31, 2007, the

Company’s deferred tax assets do not include these excess tax benefits. Such tax benefits were removed via a reduction to deferred tax assets with a corresponding reduction to the valuation allowance in the amount of $8.6 million.

As of December 31, 2007 and 2008, the Company has maintained a valuation allowance against certain deferred tax assets (capital loss carryovers and acquired net operating loss carryforwards) of approximately $600,000 for which management cannot determine the likelihood of realization.

Expenses incurred in 2007 relating to the July 2007 Scheme of Arrangement of approximately $1.9 million were considered non-deductible for income tax purposes and, accordingly, created an unfavorable income tax rate reconciliation item.

Note 5 – Goodwill and Other Intangible Assets, page F-20

11.	Comment: Explain in detail the basis for assuming indefinite lives for purchased domain names. Describe the operating histories prior to acquisition and related market and competitive risks as a basis for supporting indefinite lives, including recent declines in the average number of subscribers. At a minimum, your response should address each of the factors set forth in paragraph 11 of SFAS 142 for each intangible asset.

Response: The Company notes that it has previously responded to a similar comment from the Staff in its response letter dated November 7, 2005 accompanying Amendment No. 2 to the Company’s Form S-1.

Under paragraph 11 of SFAS 142, the accounting for a recognized intangible asset is based on its useful life to the reporting entity. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Domain names are the trademark by which potential paying subscribers conduct searches in order to reach our Web sites and provide internet users with the ability to access our Web sites. Without our domain names, it would be virtually impossible to access our Web sites and services. Despite the recent decline in our paying subscriber base, it is our intention to indefinitely operate our Web sites, and thus requires the use of our various domain names. We continue to invest in our domain names by spending marketing dollars to drive traffic to our domain names and create new members and subscribers. We believe the continual addition of members and subscribers will generate sustainable cash flows for our Web sites.

Domain names are assessed annually using an income approach to determine their fair value. The use of domain names as the collective name of the asset group is primarily driven by the web-based nature of the Company’s business, but includes the bundle of branding assets, including trademarks and trade names. The Company has determined that its acquired domain names have indefinite lives per review of the pertinent factors listed in SFAS 142, paragraph 11.

•	Expected use of the asset – The Company does not have a plan in place to phase out, or abandon the use of the domain names.

•

The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate – Domain names are related to two other intangible asset categories on our balance sheet: member databases and subscriber lists. These two categories have defined useful lives; however, they do not influence the useful life of domain names. In fact, without domain names, member databases and subscriber lists would have diminished value and life.

•	Legal, regulatory or contractual provisions that may limit the useful life – There are none.

•

Legal, regulatory or contractual provisions that enable renewal or extension of the Domain Names’ legal or contractual life without substantial cost –The use of the domain names, trademarks and trade names can be renewed without substantial cost thus permitting extension of the life of the asset without barrier.

•

The effects of obsolesce, demand, competition and other economic factors – As the business and the related valuation analysis assumes a going concern, and advertising expenses are projected for the Company into the future, there are no negative effects which would result in a finite lived treatment of the domain names.

•

The level of maintenance expenditures required to obtain the expected future cash flows from the asset – The Company does not consider such expenditures relevant in the determination of these assets’ useful life.

The Company concludes that the factors (a) through (f) per SFAS 142, paragraph 11, when applying the facts, do not preclude the Company from treating the domain names as intangible assets with indefinite lives.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on April 29, 2009

Item 13. Certain Relationships and Related Transactions

12.	Comment: It appears that you have not included a description of your policies and procedures for the review, approval and ratification of related-party transactions is required by Item 404(b) of Regulation S-K. Please advise.

Response: The Company qualifies as a “smaller reporting company” under Item 10(f) of Regulation S-K. Item 404(d) of Regulation S-K does not require a “smaller reporting company” to provide the information required by Item 404(b) of Regulation S-K.

Part IV

Item 15. Exhibits, Financial Statement Schedules

13.	Comment: We note that in your exhibit index, you indicate that the Credit Agreement dated February 14, 2008 among Spark Networks Limited, Spark Networks, Inc. and Bank of America, N.A. (exhibit 10.19) is incorporated by reference to your current report on Form 8-K filed with us on November 27, 2007. This credit agreement was included as exhibit 10.01 to your current report on Form 8-K filed on February 19, 2008.

Response: The reference for this exhibit has been corrected in Amendment No. 1.

As requested in the comment letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact the undersigned at (323) 658-3000 x 4025 or by facsimile at (323) 658-3001.

Sincerely,

Spark Networks, Inc.

/s/ Joshua A. Kreinberg

Joshua A. Kreinberg, Esq.

General Counsel

cc:	Adam S. Berger, Spark Networks, Inc., Chief Executive Officer

Katherine J. Blair, Esq., K&L Gates LLP